

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Peng Shen
Chief Executive Officer
Waterdrop Inc.
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road, Chaoyang District, Beijing
People's Republic of China

> **Re: Waterdrop Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 11, 2020**
> **CIK No. 0001823986**

Dear Mr. Shen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 11, 2020

Prospectus Summary, page 1

1. Please indicate whether you or any of your related parties have any relationships with iResearch Consulting Group.

2. We note your disclosure that you are the largest independent third-party platform in terms of gross written premiums in the first half of 2020. Please clarify the geographic market for which you are measuring yourself within. We also note your mission as aspiring to bringing insurance and healthcare services to billions through technology. Please balance this statement by indicating the number of customers you currently have.

3.   In one of the opening paragraphs, please include your revenues and net loss for the most recent ended fiscal year, and the most recent interim period, as applicable.

The Offering, page 12

4.   Please revise this section to include disclosure that will show the percentage of your common stock represented by ADSs that will be held by public shareholders immediately after the offering, or advise. Please also show the ownership percentages in a diagram similar to the one on page 9, after the offering.

Our Waterdrop Insurance Marketplace business may be negatively affected..., page 22

5.   Please identify the insurance carrier that contribution aggregately 43.4% and 44.2% of our total operating revenue in 2018 and 2019. Also identify any other insurance carrier that contributed at least 10% of your total operating revenues in 2018 and/or 2019.

Some of our shareholders offer similar products or services competing with ours, page 25

6.   Please indicate the percentage of ownership each of your shareholders that offer products and services that compete with yours currently hold now and will hold following the completion of your offering.

Risk Factors
Your rights to pursue claims against the depositary as a holder of the ADSs, page 59

7.   We note your disclosure regarding waiver of a jury trial. Please also add disclosure to state that investors cannot waive compliance with the securities laws and the rules and regulations promulgated thereunder.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Sales and Marketing Expenses, page 85

8.   Please disaggregate and present in a table format, sales and marketing expenses for the periods presented, consistent with categories you describe on page 84.

Critical Accounting Policies
Fair Value of Common Share, page 94

9.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances and the reasons for any differences between the recent valuations of your ordinary shares leading up to your initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Medical Crowdfunding and Mutual Aid, page 109

10.   We note your disclosure that the medical crowdfunding aspect of your business does not generate revenue. Please revise your disclosure to provide more quantifiable detail regarding your expenses and any income that you do receive related to these two portions of your integrated business model. In regards to your Mutual Aid business, please further explain how participants pay into the mutual aid. Please also include any risk factor disclosure, if applicable, if there is a risk that there may be a shortfall of funds if participants are not able to continuing paying into the mutual aid collective, and how that might affect your business.

Insurance Marketplace, page 109

11.   Please provide more detail regarding the 61 insurance carriers and 169 health and life insurance products you offer. Please identify the three insurance companies that represent the highest percentages of your business. Provide examples of what these products are and how these products are able to contribute to the your Waterdrop Insurance Marketplace income.

Business
Our Competitive Strenghts, page 112

12.   You disclose that you leverage social network for user acquisition and engagement and that you are at the forefront of embedding advanced technologies throughout insurance value chain, including user acquisition and engagement. You also disclose that 1.9%, 34.8% and 43.8% of first year premiums (FYP) were sourced from third-party traffic channels for 2018, 2019 and the first three quarters of 2020, respectively, that you have a huge and growing consumer base on your Waterdrop Insurance Marketplace and that as of September 30, 2020, the cumulative number of insurance consumers you served was approximately 71.5 million, including 16.7 million paying insurance consumers. Please disclose in table format for the years presented, the sources of FYPs, including year-over-year retention of third-party traffic channels for the periods presented.

Index to Consolidated Financial Statements, page F-1

13.   Please tell us when you reasonably expect your proposed offering to become effective. If prior to April 1, 2021, revise your first live-filing to provide interim financial information through at least June 30, 2020 and either:
•   Have that interim information audited as stipulated in Item 8.A.4. of Form 20-F; or
•   Provide the exhibit with the appropriate representation as stipulated in Instruction 2 to Item 8.A.4. of Form 20-F.
If on or after April 1, 2021 please provide either unaudited interim information through at least June 30, 2020 or audited full-year 2020 information in the first live-filing of your registration statement. Also see Question 101.04 of the Compliance and Disclosure

Interpretations for Securities Act Forms.

Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(s) Revenue recognition
Insurance Brokerage Services, page F-20

14. You disclose that certain of your contracts with insurance companies include a promise to provide certain services to the insurance company, such as information gathering, payment collection, and policyholder inquiries handling. You also disclose that you determined these services to be immaterial in the context of the contract and that you accrue the costs of providing these services at the effective date of the policy. Please address the following (referencing where appropriate the authoritative literature you rely upon to support your conclusion):
   • Provide us your analysis supporting your conclusion that these services are immaterial in the context of the contract. In your response tell us the time period over which you are obligated to provide each of these services for each significant type of policy sold. In this regard, we note that some of the long-term policies you sell have terms up to 30 years and explain how a potential 30-year obligation can be immaterial;
   • Tell us whether the RMB 26.9 million liability at December 31, 2019 for "payable related to service fee" as disclosed in Note 11 on page F-33 represents your accrual for the costs of providing these services. If not, tell us where you have recorded the accrual for these costs and the amount of such accrual at both December 31, 2019 and 2018; and
   • Tell us the time period over which you accrued these costs for each service and type of policy sold and how that compares to the time period of your obligation identified in the first bullet above.

Deferred Revenue, page F-22

15. Please revise your disclosure to specifically provide the amount of revenue recognized in the reporting period that was included in your deferred revenue balance at the beginning of each period as required by ASC 606-10-50-8b.

Contract assets, page F-23

16. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your position:
   • Tell us separately how much of the RMB 617.7 million contract asset balance at December 31, 2019 relates to expected commission to be received on short-term products sold versus long-term products sold.
   • Of the amounts identified in the preceding bullet, tell us how much of each amount represents:
      ◦ Anticipated commission to be collected for monthly premiums within the

current policy year as of December 31, 2019;
- ° Anticipated commission to be collected for monthly or annual premiums in succeeding policy years as of December 31, 2019;
- ° The average length of time represented by the estimated commission in the preceding two sub-bullets; and
- ° Anticipated performance bonuses on long-term products sold; and
- Tell us why it is appropriate to recognize in the current year the commissions identified in the preceding bullets for policy years extending beyond the current policy year. In your response tell us the renewal terms of these policies, including:
  - ° Whether they automatically renew or whether they must be re-underwritten; and
  - ° Whether you are either explicitly obligated to re-sell or otherwise participate in the renewal process or whether you are required to do so by law or expected/implied to do so by customary business practices.

17. Please revise your disclosure to provide the change in estimated commissions to be received that represents the adjustment of transaction price for performance obligations delivered in prior periods as stipulated in ASC 606-10-50-10b and 50-12A.

(v) Research and Development Expenses, page F-24

18. Please tell us whether the "charges for the usage of the server and cloud service" and other related expenses relate only to those activities associated with the discovery of new knowledge or the application of new knowledge into new or improved products or processes. In your response, confirm that you do not charge server usage and cloud service costs and other related expenses to research and development (R&D) expenses for your products and applications used in providing services to your customers and for other administrative functions. If so, revise your policy disclosure and that on page 84 to clarify what server and cloud service and other related expenses are charged to R&D expenses. If not, tell us how these costs meet the definition of either research or development in ASC 730-10-20 and how they comply with ASC 730-10-25-2a and 25-2e. Separately, tell us whether your R&D expenses include the activities outlined in ASC 730-10-55-2a through 55-2f.

19. You disclose that research and development expenses include payroll and related expenses involved in technological support. Tell us how technological support expenses quality as research and development. Refer to ASC 730-10-15-4c and 4d and ASC 730-10-55-2d and 2e.

Note 15: Income Taxes, page F-35

20. Please confirm for us that the deferred tax assets for "deductible advertising expenses exceeding the tax limit" and "other deductible expenses exceeding the tax limit" are indeed temporary differences. In other words, confirm that these excess tax deductions may be carried forward and taken in future periods if they do not then exceed the tax limit. Assuming that they may be carried forward, revise your disclosure to explain

whether they may be carried forward indefinitely or whether they expire; to the extend they expire, disclose when they expire.

21.   Please tell us why you have recorded significant valuation allowances against your deferred tax assets (DTAs) when you have significant deferred tax liabilities (DTLs) that could potentially be offset against your DTAs. Reference for us the authoritative literature you rely upon to support your accounting and, in your response, tell us whether these DTAs and DTLs are in different jurisdictions.

22.   Please revise your disclosure to:
   • Indicate whether your operating loss carry forwards expire and, if so, when they expire as required by ASC 740-10-50-3a; and
   • Provide a description of the tax years that remain subject to examination by major tax jurisdictions as required by ASC 740-10-50-15e.

General

23.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

   You may contact Mark Brunhofer at 202-551-3638 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance